Exhibit 99.1

Dale Baker, ex-General Electric Executive,Joins Nano Dimension’s

Senior Management as President of the Americas

Formerly President and/or CEO of Seven Companies

Waltham, Massachusetts, Aug. 04, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that Dale Baker will join the Company as President of Nano Dimension – Americas, where he will head the expansion of Nano Dimension’s U.S. operations as well as lead worldwide sales activity and execute on the Company’s current organic and mergers and acquisitions (M&A) growth strategy.  Mr. Baker will report to Zivi Nedivi, Global President of Nano Dimension. Mr. Baker is replacing Sean Patterson, who is leaving to take a position as a COO of a printed circuit board manufacturer.

Prior to joining Nano Dimension, Mr. Baker worked at General Electric & Trading Co. LLC (“GE”) and in GE’s Electrical Distribution and Control business. He eventually joined GE Capital, rising to the role of Senior Vice President and Manager of the New York office for Corporate Finance, responsible for investing in M&A transactions for the U.S. based manufacturing businesses. Mr. Baker also has served as the CEO or President of seven companies, two of which were early stage and achieved high growth with annual revenues reaching more than $350 million each. During his career, he has been involved in the acquisition and subsequent integration of over twenty-five companies.

Mr. Baker graduated from Virginia Tech with a Bachelor of Science in Mechanical Engineering and from Duke University with a Master’s in Business Administration.

“I am excited by the opportunity to impact the Additive Manufacturing and electronic manufacturing industries, leading Nano Dimension to revolutionize Industry 4.0 by digitizing supply chain activities and converting manufacturing into a neural network of edge-devices – enabling customers to manufacture, print, inject – when and where needed,” commented Mr. Baker. “I am not only excited about the opportunity, but also by the actions they have already taken, the foundation they have built, and the vision which we shall make a reality.”

Zivi Nedivi, President of Nano Dimension, added, “I wish Sean good luck and much success. In parallel, I am very excited that Dale has agreed to leave his previous CEO role and is now joining Nano Dimension. Yoav Stern, Nano Dimension’s CEO, and I have been doing business with Dale for more than 20 years.  Only a few years ago, Dale was working with me as Chief Operating Officer, successfully turning around a U.S. public   specialty chemical company. Through his extensive career at GE and later as a CEO of numerous large public and private companies, Dale has always been a leader at every point in his career.  I am convinced that he will be a substantial quality enhancer and will be a major driving force in our growth.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on-demand, anytime, anywhere.

The DragonFly® IV system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PED®s) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider, etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which is all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its vision and its ability to transform its business and industry, as well as Mr. Baker’s expected contributions to its success. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION MEDIA RELATIONS CONTACT

Julien Lederman, Head of Corporate Development | pr@nano-di.com